UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Premier Exhibitions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74051E102
(CUSIP Number)

Samuel S. Weiser
Sellers Capital LLC
311 S Wacker Dr., Ste 925
Chicago, IL 60606
(312) 775-1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051E102	Page 2 of 8

1.	Names of Reporting Persons Sellers Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,403,399**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,403,399**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,403,399**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.9% as of August 6, 2009.**

14.	Type of Reporting Person (See Instructions) IA/OO

* Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.  Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

** Includes 15,400,000 shares deemed to be beneficially owned pursuant to SEC Rule 13d-3(d)(1) as a result of the Reporting Person’s ownership of convertible notes (see Item 4).  Percentage ownership is based on 30,198,966 shares of Common Stock outstanding, per Form 10Q dated July 10, 2009, and the additional 15,400,000 shares deemed to be outstanding for these purposes pursuant to SEC Rule 13d-3(d)(1).

CUSIP No. 74051E102	Page 3 of 8

1.	Names of Reporting Persons Sellers Capital Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,403,399**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,403,399**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,403,399**

12..	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.9% as of August 6, 2009.**

14.	Type of Reporting Person (See Instructions) IV

* Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.  Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

** Includes 15,400,000 shares deemed to be beneficially owned pursuant to SEC Rule 13d-3(d)(1) as a result of the Reporting Person’s ownership of convertible notes (see Item 4).  Percentage ownership is based on 30,198,966 shares of Common Stock outstanding, per Form 10Q dated July 10, 2009, and the additional 15,400,000 shares deemed to be outstanding for these purposes pursuant to SEC Rule 13d-3(d)(1).

CUSIP No. 74051E102	Page 4 of 8

1.	Names of Reporting Persons Mark A. Sellers

2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,403,399**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,403,399**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,403,399**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.9%**

14.	Type of Reporting Person (See Instructions) IN/HC

* Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.  Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

** Includes 15,400,000 shares deemed to be beneficially owned pursuant to SEC Rule 13d-3(d)(1) as a result of the Reporting Person’s ownership of convertible notes (see Item 4).  Percentage ownership is based on 30,198,966 shares of Common Stock outstanding, per Form 10Q dated July 10, 2009, and the additional 15,400,000 shares deemed to be outstanding for these purposes pursuant to SEC Rule 13d-3(d)(1).

CUSIP No. 74051E102	Page 5 of 8

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 15”) amends the Amended Statement of Beneficial Ownership on Schedule 13D filed on July 10, 2009 (“Amendment 14”), and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein, with respect to the common stock (the “Common Stock”) of Premier Exhibitions, Inc., a Florida corporation (the “Issuer”).  Any capitalized terms used and not defined in this Amendment 15 shall have the meanings set forth in Amendment 14, previous amendments and/or the original Schedule 13D to which this Amendment 15 relates.  Only those items that are hereby reported are amended; all other items remain unchanged.

Item 4.	Purpose of Transaction

As described in greater detail in the Amended Statement of Beneficial Ownership on Schedule 13D filed on May 12, 2009 (“Amendment 12”), and the Amended Statement of Beneficial Ownership on Schedule 13D filed on July 8, 2009 (“Amendment 13”), on May 6, 2009, Sellers Capital Master Fund, Ltd. (“SCMF”) and the Issuer entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”) pursuant to which SCMF agreed to purchase and the Issuer agreed to sell convertible notes with a total principal amount of $12 million.  The Note Purchase Agreement called for SCMF to purchase a Convertible Note (the “Note”), in the principal amount of $6 million, for an aggregate purchase price (the “Purchase Price”) equal to the Note’s principal amount.  The closing date (the “Closing Date”) for the purchase of the Note was May 6, 2009.  The Note Purchase Agreement also called for SCMF to purchase, on or prior to June 15, 2009, a convertible note or convertible notes, on terms substantially identical to the terms of the Note (each an “Other Note” and, collectively, the “Other Notes”), in the principal amount of $6 million, for an aggregate purchase price equal to the principal amount; however, to the extent investors (other than SCMF) mutually satisfactory to the Issuer and SCMF (each an “Other Investor” and, collectively, “Other Investors”) were to purchase Other Notes, SCMF’s obligation to purchase Other Notes would be reduced by the principal amount purchased by such Other Investors. As described in greater detail in Amendment 13, on June 15, 2009, SCMF purchased an Other Note with a total principal amount of $5,550,000 and an Other Investor purchased an Other Note with a total principal amount of $450,000.

As described in greater detail in Amendments 12 and 13, the Note and the Other Notes pay interest in cash at a rate of 6 percent per annum and are convertible, at a conversion price (the “Conversion Price”) of  $0.75 per share, into the number of fully paid and non-assessable shares of Common Stock equal to the quotient of (x) the principal amount of the Note being converted plus all accrued and unpaid interest with respect to such principal (which otherwise would be paid in cash), divided by (y) the Conversion Price.  Fractional shares of Common Stock will not be issued upon conversion of the Note and, if such conversion would result in the issuance of any fractional share, the Issuer will instead, at its option, either pay cash equal to the product of such fraction multiplied by the closing price of the Common Stock on the applicable market on the business day immediately prior to the date of conversion or round such fraction of a share up to the nearest whole share.  However, the ability of the holder of the Note and the Other Notes to convert them into Common Stock of the Issuer was conditioned upon shareholder approval of the issuance of the shares of Common Stock issuable upon conversion of the Note and the Other Notes, pursuant to all applicable listing rules of the NASDAQ Global Market, and an amendment to the Issuer’s certificate of incorporation increasing the number of authorized shares of Common Stock to an amount not less than necessary to enable the full issuance of the number of the shares of Common Stock that may be issuable upon conversion of the Note, having been obtained at the Issuer’s Annual Meeting or thereafter.

On August 6, 2009, at the Issuer’s 2009 Annual Meeting of Shareholders, the Issuer’s shareholders approved the issuance of Common Stock upon conversion of the Note and the Other Notes and the related amendment to the Issuer’s certificate of incorporation.  As a result, the Reporting Persons now may be deemed to be the beneficial owners of the shares of Common Stock into which the Note and the Other Note that SCMF purchased now may be converted.

CUSIP No. 74051E102	Page 6 of 8

The foregoing description is not intended to be complete and is qualified in its entirety by reference to the copies of the Convertible Note Purchase Agreement dated May 6, 2009, and exhibits thereto, filed as Exhibit 99.2 to Amendment 12 and incorporated by reference herein; and the Other Note purchased by SCMF, filed as Exhibit 99.3 to Amendment 13 and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) SCMF is the direct beneficial owner and Sellers Capital LLC (“SC”) and Mark A. Sellers are the indirect beneficial owners of 21,403,399 shares of Common Stock, including 15,400,000 deemed to be beneficially owned pursuant SEC Rule 13d-3(d)(1) as a result of the Reporting Persons’ ownership of the Note and the Other Note (see Item 4).  This represents approximately 46.9 percent of the outstanding shares, based on 30,198,966 shares of Common Stock outstanding as stated in the Issuer’s Form 10Q dated July 10, 2009, and the additional 15,400,000 shares deemed to be outstanding for these purposes pursuant to SEC Rule 13d-3(d)(1).

(b) Each of the Reporting Persons has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 21,403,399 shares of Common Stock.

(c) Other than the transactions referenced in Item 4 of this Amendment 15, there have been no other transactions in the Common Stock by the Reporting Persons since their filing of Amendment 14 on July 10, 2009.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Items 4 and 5 are incorporated in this Item 6 by reference as if fully set forth herein.  Except for the matters discussed in this Amendment 15, in previous amendments and/or the original Schedule 13D to which this Amendment 15 relates, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1:  Amended Joint Filing Agreement, dated as of August 10, 2009, among Sellers Capital LLC, Sellers Capital Master Fund, Ltd. and Mark A. Sellers.

Exhibit 99.2:  Convertible Note Purchase Agreement dated May 6, 2009, between Premier Exhibitions, Inc. and Sellers Capital Master Fund, Ltd., and exhibits thereto (including Convertible Note, Warrant to Purchase Common Stock and Registration Rights Agreement) (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D (Amendment 12) filed with the SEC on May 12, 2009).

Exhibit 99.3:  Convertible Note dated June 15, 2009 (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D (Amendment 13) filed with the SEC on July 8, 2009).

CUSIP No. 74051E102	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of August, 2009.

Sellers Capital LLC

By: /s/ Samuel S. Weiser
Name: Samuel S. Weiser
Title: Chief Operating Officer

Sellers Capital Master Fund, Ltd.

By: /s/ Samuel S. Weiser
Name: Samuel S. Weiser
Title: Chief Operating Officer, Sellers Capital LLC, Investment Manager

/s/ Mark A. Sellers
Mark A. Sellers